SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated April 1, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By resolution dated April 1, 2019, the Company informed that its Board of Directors has approved a credit line by the Company and / or its subsidiaries to IRSA Inversiones y Representaciones S.A. (IRSA) and / or its subsidiaries for up to USD 180,000,000 according to the following conditions:

●
Term: up to three (3) years since the date of the suscription of the credit line. Not extendable except by express decision of the competent organ of each company involved.

●
Interest rate: The rate to be applied will be the yield on the Company’s bonds with maturity date in 2020, negotiated in the secondary market or those issued in the future. In case of absence of notes issued by IRSA, the bonds issued by IRSA CP plus a 50 basis points margin, will be considered. The rate will be readjusted quarterly to be applied to the outstanding balances and to the new disbursements of that quarter.

Having consulted the Audit Committee in the terms of section 72 and subsequent of the Capital Market Law No. 26,831, it has issued an opinion without objections to be made regarding the transaction mentioned above. Such opinion is at disposal of the Shareholders in the corporate headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: April 1, 2019